Free Writing Prospectus (To the Prospectus, the Prospectus Supplement, and the Product Prospectus Supplement, each dated September 14, 2021)		Filed Pursuant to Rule 433 Registration No. 333-259205 April 5, 2022
Royal Bank of Canada	$ Capped Barrier Return Notes Due April 11, 2025 Linked to a Basket of 14 Common Equity Securities
General
•
The Notes are designed for investors who seek a one-for-one return that is based on any appreciation of the value of the basket of common equity securities (the “Basket”) set forth below, subject to the Maximum Return set forth below. If the value of the Basket declines by no more than 40.00%, the Notes will repay the principal amount. However, if the Final Basket Level is less than the Barrier Level, investors will lose 1% of their principal amount for each 1% that the Percentage Change is less than 0%.  Investors should also be willing to forgo interest and dividend payments.

•	Senior unsecured obligations of Royal Bank of Canada maturing on April 11, 2025.(a)(b) Any payments on the Notes are subject to our credit risk.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about April 8, 2022(b) (the “Pricing Date”), and are expected to be issued on or about April 13, 2022 (b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset and Component Weightings:
A basket consisting of the common equity securities of: Builders FirstSource, Inc. (Bloomberg symbol: “BLDR”), D.R. Horton, Inc. (Bloomberg symbol: “DHI”), Eagle Materials Inc. (Bloomberg symbol: “EXP”), Fortune Brands Home & Security, Inc. (Bloomberg symbol: “FBHS”), The Home Depot, Inc. (Bloomberg symbol: “HD”), Lennar Corporation (Bloomberg symbol: “LEN”), Lowe’s Companies, Inc. (Bloomberg symbol: “LOW”), Masco Corporation (Bloomberg symbol: “MAS”), Mohawk Industries, Inc. (Bloomberg symbol: “MHK”), Owens Corning (Bloomberg symbol: “OC”), PulteGroup, Inc. (Bloomberg symbol: “PHM”), Stanley Black & Decker, Inc. (Bloomberg symbol: “SWK”), Toll Brothers, Inc. (Bloomberg symbol: “TOL”) and Trex Company, Inc. (Bloomberg symbol: “TREX”). Each of these securities is a “Basket Component.” The component weighting of each Basket Component is 1/14.

Maximum Return:	44.60% ($1,446.00 per $1,000)
Payment at Maturity:
If the Final Basket Level is greater than the Initial Basket Level, you will receive a cash payment that provides you with a return equal to the Percentage Change, subject to the Maximum Return on the Notes. Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows, subject to the Maximum Return:
$1,000 + ($1,000 x Percentage Change)
If the Final Basket Level is less than or equal to the Initial Basket Level but is greater than or equal to the Barrier Level, resulting in a Percentage Change that is less than or equal to 0% but greater than or equal -40.00%, you will receive the principal amount of the Notes at maturity.
However, if the Final Basket Level is less than the Barrier Level, you will lose 1% of the principal amount of the Notes for every 1% that the Final Basket Level is less than the Initial Basket Level. Accordingly, if the Percentage Change is less than -40.00%, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
In this case, you could lose up to 100% of the principal amount.

Percentage Change:	The performance of the Reference Asset from the Initial Basket Level to the Final Basket Level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level
Initial Basket Level:	Set equal to 100 on the Pricing Date.
Final Basket Level:
The Final Basket Level will be calculated as follows:
100 × [1 + (the sum of, for each Basket Component, the Basket Component return multiplied by its component weighting)]
Each of the Basket Component returns set forth above refers to the percentage change from the applicable Initial Level to the applicable Final Level, calculated as follows:
Final Level – Initial Level
 Initial Level

Initial Level:	As to each Basket Component, its closing price on the Pricing Date, as determined by the calculation agent.
Final Level:	For each Basket Component, the average of its closing prices on the Valuation Dates, as determined by the calculation agent.
Barrier Level:	60.00, which is 60% of the Initial Basket Level.
Valuation Dates:	April 2, 2025, April 3, 2025, April 4, 2025, April 7, 2025 and April 8, 2025(a)(b)
Maturity Date:	April 11, 2025(a)(b)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78016FHB3 / US78016FHB31
Estimated Value:
The initial estimated value of the Notes as of the Pricing Date is expected to be between $881.25 and $931.25 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
(b)	Expected. If we make any change to the expected Pricing Date and issue date, the Valuation Dates and the maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement, page S-2 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$20	$980
Total	$	$	$
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $980 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $20 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.
You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
ADDITIONAL TERMS OF THE NOTES
You should read this free writing prospectus together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021 relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.
This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Risk Factors” in the product prospectus supplement dated September 14, 2021, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ES-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031259/brhc10028936_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?
The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000. The hypothetical total returns and examples set forth below are based on the Barrier Level of 60.00, the Maximum Return of 44.60%, and hypothetical Final Basket Levels as set forth below.  The actual Final Basket Level will be determined based on the arithmetic average of the closing price of each Basket Component on the Valuation Dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.
Final Basket Level	Percentage Change	Payment at Maturity	Total Return on the Notes
160.00	60.00%	$1,446.00	44.60%
150.00	50.00%	$1,446.00	44.60%
144.60	44.60%	$1,446.00	44.60%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
105.00	5.00%	$1,050.00	5.00%
100.00(1)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$500.00	-50.00%
40.00	-60.00%	$400.00	-60.00%
30.00	-70.00%	$300.00	-70.00%
20.00	-80.00%	$200.00	-80.00%
10.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

(1) The Initial Basket Level will be set to 100.

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Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the payments set forth in the table above are calculated.
Example 1: The value of the Basket increases from the Initial Basket Level to a Final Basket Level of 105, resulting in a Percentage Change of 5%.
Because the Percentage Change of 5% does not exceed the Maximum Return, the investor will receive a payment at maturity of $1,050 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x 5%) = $1,050
Example 2: The value of the Basket increases from the Initial Basket Level to a Final Basket Level of 150, resulting in a Percentage Change of 50%.
Because the Percentage Change of 50% exceeds the Maximum Return of 44.60%, the investor will receive a payment at maturity of $1,446.00 per $1,000 in principal amount of the Notes, which is the maximum payment on the Notes. In this case, the return on the Notes is less than the return represented by the Percentage Change.
Example 3: The value of the Basket decreases from the Initial Basket Level to a Final Basket Level of 90, resulting in a Percentage Change of -10%.
Because the Percentage Change is negative, but is greater than or equal to -40%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.
Example 4: The value of the Basket decreases from the Initial Basket Level to a Final Basket Level of 50, resulting in a Percentage Change of -50%.
Because the Percentage Change is less than -40%, the investor will receive a payment at maturity of $500 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x -50%) = $500
In this case, the payment on the Notes will be significantly less than the principal amount.

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Selected Purchase Considerations
•	Appreciation Potential — The Notes provide the opportunity to receive a one-for-one return reflecting the Percentage Change if the value of the Basket increases, up to the Maximum Return of 44.60%.
•
Limited Protection Against Loss — Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 40%.  If the Final Basket Level is less than the Barrier Level, you will lose 1% of the principal amount for every 1% that the Final Basket Level is less than the Initial Basket Level.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if the value of the Basket decreases by more than 40%. If the Percentage Change is less than -40%, the payment that you will receive at maturity will represent a loss of 1% of the principal amount for each 1% that the Final Basket Level is less than the Initial Level, and you could lose up to 100% of the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in increases in the value of the Basket than an investment in the Basket Components or a security linked to the Basket Components providing full participation in the appreciation, because the positive return on the Notes will not exceed the Maximum Return.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Basket Components, or such a linked security.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the value of the Basket increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
Changes in the Price of One Basket Component May Be Offset by Changes in the Prices of the Other Basket Components — The prices of the Basket Components may offset each other. The price of one Basket Component may increase, while the prices of one or more of the other Basket Components may decrease, reducing the value of the Basket.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity, the Valuation Dates and the Basket Components are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a Valuation Date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.
Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any of our other affiliates may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

FWP-4

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Components;
•	the time to maturity of the Notes;
•	the dividend rate on the Basket Components;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the value of the Basket, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the Notes to maturity.

•
The Initial Estimated Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to the Basket Components
•
The Basket Components Are Concentrated in the Homebuilding and Home Improvement Sectors — The issuers of the Basket Components operate primarily in the homebuilding and home improvement sectors.  Companies in these sectors can be significantly affected by economic conditions generally, and the national, regional and local real estate markets in particular. These sectors are also sensitive to interest rate fluctuations, which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The home building and home improvement sectors can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales. Adverse conditions in these sectors would have a material adverse impact on the value of the Notes.

•
Owning the Notes Is Not the Same as Owning Shares of the Basket Components — The return on the Notes may not reflect the return you would realize if you actually owned shares of the Basket Components. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of these shares would have. Further, your return on the Notes will be limited by the Maximum Return.

•
There Is No Affiliation Between Us and the Issuers of the Basket Components, and We Are Not Responsible for any Disclosure by Those Companies — We are not affiliated with the issuers of the Basket Components.  However, we and our affiliates may currently, or from time to time in the future engage in business with those issuers.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Basket Components or their issuers that those issuers prepare.  You, as an investor in the Notes, should make your own investigation into the Basket Components and their issuers.  Those issuers are not involved in this offering and have no obligation of any sort with respect to the Notes.  Those issuers have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the Notes.

•
An Investment in the Notes Is Subject to Risks Associated with Individual Stocks — The value of the Basket can rise or fall sharply due to factors specific to the Basket Components and their issuers, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes

FWP-5

and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the applicable issuers.
•
The Calculation Agent May Adjust Certain Terms of the Notes Upon the Occurrence of Certain Corporate Events — For certain corporate events affecting a Basket Component, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect a Basket Component. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the product prospectus supplement as necessary to achieve an equitable result.

Risks Relating to Conflicts of Interest
•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Basket Components that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the value of the Basket, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Basket Components, including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to one or more of the Basket Components.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities may affect the value of the Basket and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the value of the Basket. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

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Information Regarding the Basket Components
Each of the Basket Components is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Basket Components may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Basket Components and their issuers has been derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by these issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source, or the information provided below.
We obtained the information regarding the historical performance of the Basket Components in the graphs below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the Basket on any Valuation Date.  We cannot give you assurance that the performance of the Basket will not result in the loss of all or part of your investment.

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Builders FirstSource, Inc.

Builders FirstSource, Inc. manufactures and distributes building products to professional homebuilders.

The common stock of Builders FirstSource, Inc. is listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “BLDR.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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D.R. Horton, Inc.

D.R. Horton, Inc. constructs and sells single-family homes designed primarily for the entry-level and move-up markets. The company also, through its financial services operations, provides mortgage financing and title agency services to homebuyers.

The common stock of D.R. Horton, Inc. is listed on the NYSE under the ticker symbol “DHI.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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Eagle Materials Inc.

Eagle Materials Inc. manufactures and distributes cement, gypsum wallboard, recycled paperboard, concrete and aggregates. The company’s products are used in the construction of homes, commercial and industrial buildings, and governmental buildings.

The common stock of Eagle Materials Inc. is listed on the NYSE under the ticker symbol “EXP.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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Fortune Brands Home & Security, Inc.

Fortune Brands Home & Security, Inc. provides home and security products. The company offers kitchen and bath cabinetry, plumbing, accessories, windows material, door systems, security, and storage solutions.

The common stock of Fortune Brands Home & Security, Inc. is listed on the NYSE under the ticker symbol “FBHS.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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The Home Depot, Inc.

The Home Depot, Inc. is a home improvement retailer that sells building materials and home improvement products. The company sells building materials, home improvement and lawn and garden products, and provides a number of services. The company operates in the United States, Canada, China and Mexico.

The common stock of The Home Depot, Inc. is listed on the NYSE under the ticker symbol “HD.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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Lennar Corporation

Lennar Corporation constructs and sells single-family attached and detached homes, as well as buys and sells residential land. The company also provides mortgage financing, title insurance, commercial real estate, investment management, and other financial services.

The common stock of Lennar Corporation is listed on the NYSE under the ticker symbol “LEN.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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Lowe’s Companies, Inc.

Lowe’s Companies, Inc. is a home improvement retailer that distributes building materials and supplies. The company offers products and services for home decorating, maintenance, repair, remodeling and property maintenance.

The common stock of Lowe’s Companies, Inc. is listed on the NYSE under the ticker symbol “LOW.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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Masco Corporation

Masco Corporation manufactures and sells home improvement and building products. The company’s products include faucets, kitchen and bath cabinets, architectural coatings and builders hardware products. The company sells its products through mass merchandisers, home centers, hardware stores, and other wholesale and retail outlets to consumers and contractors.

The common stock of Masco Corporation is listed on the NYSE under the ticker symbol “MAS.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

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Mohawk Industries, Inc.

Mohawk Industries, Inc. designs, manufactures, sources, distributes and markets flooring for residential and commercial applications. The company offers carpet, ceramic tile, laminate, wood, stone, vinyl and rugs. The company markets residential and commercial flooring in the United States, and residential flooring in Europe.

The common stock of Mohawk Industries, Inc. is listed on the NYSE under the ticker symbol “MHK.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

FWP-16

Owens Corning

Owens Corning produces residential and commercial building materials, glass-fiber reinforcements, and engineered materials for composite systems.

The common stock of Owens Corning is listed on the NYSE under the ticker symbol “OC.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

FWP-17

PulteGroup, Inc.

PulteGroup, Inc. sells and constructs homes, and purchases, develops and sells residential land and develops active adult communities. The company also provides mortgage financing, title insurance, and other services to home buyers.

The common stock of PulteGroup, Inc. is listed on the NYSE under the ticker symbol “PHM.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

FWP-18

Stanley Black & Decker, Inc.

Stanley Black & Decker, Inc. is a provider of hand tools, power tools and related accessories, mechanical access and electronic security solutions, healthcare solutions, engineered fastening systems, and more.

The common stock of Stanley Black & Decker, Inc. is listed on the NYSE under the ticker symbol “SWK.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

FWP-19

Toll Brothers, Inc.

Toll Brothers, Inc. builds luxury homes, serving both move-up and empty nester buyers. The company builds customized single and attached homes, primarily on land that it develops and improves. The company also operates its own architectural, engineering, mortgage, title, security, landscape, insurance brokerage and manufacturing operations.

The common stock of Toll Brothers, Inc. is listed on the NYSE under the ticker symbol “TOL.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

FWP-20

Trex Company, Inc.

Trex Company, Inc. manufactures non-wood decking alternative products. The company offers decking and railing, outdoor lighting, and accessory hardware products.

The common stock of Trex Company, Inc. is listed on the NYSE under the ticker symbol “TREX.”

The following graph sets forth the closing prices of this Basket Component from January 1, 2017 to April 1, 2022.

FWP-21

Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $20 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
We expect that delivery of the Notes will be made against payment for the Notes on or about April 13, 2022, which is more than two business days following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of the underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the initial estimated value of the Notes at the time the terms of the Notes are set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

FWP-22

U.S. Federal Income Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our special U.S. tax counsel, Ashurst LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

FWP-23